American Capital Senior Floating, Ltd. 2 Bethesda Metro Center, 14th Floor Bethesda, MD 20814 T: 301-968-9310

December 20, 2013

VIA EDGAR

Ms. Mary Cole, Esq.
Ms. Sheila Stout
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

RE:	American Capital Senior Floating, Ltd. Registration Statement on Form N-2 (File. No. 333-190357)

Dear Ms. Cole and Ms. Stout:

American Capital Senior Floating, Ltd. (the “Company”) has filed via EDGAR with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 1 (the “Pre-Effective Amendment”) to the referenced registration statement (the “Registration Statement” or “prospectus”), which was initially filed with the Commission on August 2, 2013. We also submit herewith three courtesy copies of the Registration Statement, which copies are marked to show the Company’s revisions to the initial filing.

The numbered paragraphs below respond to the comments of the staff of the Division of Investment Management (the “Division”) of the Commission (the “Staff”) contained in your August 30, 2013 letter to the Company (the “Comment Letter”). In each numbered paragraph, we have set forth the Staff’s comment followed by the Company’s response thereto. Capitalized terms not defined herein have the meaning set forth in the Registration Statement.

General

1.	Whenever a comment is made with respect to disclosure in one location of the filing, it applies to similar disclosure found elsewhere.

The Company acknowledges the Staff’s comment.

2.	Certain items of disclosure were omitted from the registration statement. We may have comments on such items when they are included in a pre-effective amendment to the registration statement.

The Company acknowledges the Staff’s comment.

Prospectus

3.	Cover-Please disclose the amount of immediate dilution that investors in the public offering will experience.

In response to this comment, the Company has included the following additional disclosure on the cover page of the prospectus:

“Immediately following the completion of our initial public offering, we estimate that our NAV per share will be $[__], as discussed in more detail under the section entitled “Dilution” on page 34 of the prospectus.”

4.
Summary-Our Company-The disclosure in this section states that “we also intend to invest opportunistically in equity tranches of collateralized loan obligations (“CLOs”).…” Later disclosure (pages 2 and 37) indicates that investments “in debt and equity tranches of CLOs are deemed nonqualified assets for BDC compliance purposes.” In your response, please explain why so much disclosure centers on the CLO investments when they are expected to comprise a relatively small portion of the Company’s portfolio as nonqualified assets. In addition, on page 36, there is a presentation of the historical performance of the adviser’s CLO investments. Please explain the relevance of this prior performance and the focus on these investments in the section “Investment Focus” on page 38 of the prospectus.

While the Company’s primary investment target is first and second lien floating rate loans to large-market, U.S. based companies (collectively, “Leveraged Loans”), the Company presently intends to invest as much as 20% of its portfolio in collateralized loan obligations (“CLOs”) collateralized primarily by Leveraged Loans, as disclosed on the cover page and pages 4, 38 and 40 of the prospectus. Accordingly, the Company believes that it has provided an appropriate level of disclosure in the prospectus about this targeted investment class. Furthermore, the Company believes that including the historical performance of other investments made by the Manager’s investment team (the “Leveraged Finance Group”) in CLO debt and equity securities issued by non-affiliated, third party CLOs is relevant because of the Company’s expected investments in such CLOs.

5.
The Offering (page 8)-Distributions-The disclosure states that “a portion of our dividends…may constitute a return of capital.” Many investors may not fully understand a return of capital. Please clarify that shareholders who periodically receive the payment of a dividend or other distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not and that shareholders should not assume that the source of a distribution from the Company is net profit. In addition, please inform us whether the Company intends to report a distribution yield at any point prior to finalizing its tax figures. The Company should disclose the estimated portion of the distribution yield that results from return of capital. In addition, reports containing distribution yields should be accompanied by the total return and/or SEC yields.

As disclosed on page 9 of the prospectus, the Company anticipates that its dividends will be paid from taxable earnings. Thus, the Company does not currently expect that any of its dividends will be a return of capital. The Company also discloses on page 9 that the actual specific tax characteristics of its dividends will be reported to stockholders after the end of each calendar year. The Company has also expanded the disclosure on page 9 of the prospectus to state that stockholders should not assume that periodic dividends are paid from taxable earnings.

The Company does not currently anticipate including a distribution yield in future reports to stockholders. However, if the Company were to disclose a distribution yield in the future, the Company expects that such disclosure would include the estimated portion, if any, that results from a return of capital and that it would be accompanied by disclosure of the Company’s total return.

6.
Fees and Expenses-Page 23 states that the Company expects to invest in the equity tranches of CLOs. In your response please explain whether the fees and expenses associated with these investments are reflected in the fee table.

In accordance with the Staff’s guidance regarding the disclosure of fund of funds expenses in the fee and expenses table in Form N-2 (“Guidance”),1 the Company does not intend to include in its fee table any fees and expenses associated with the Company’s investment in the equity tranche of a CLO. As the Staff explained in the Guidance, such disclosure is only required for traditional pooled investment vehicles, not structured finance vehicles such as collateralized debt obligations.
__________________

(1)	See Staff Responses to Questions Regarding Disclosure of Fund of Funds Expenses (Last modified: May 23, 2007, http://www.sec.gov/divisions/investment/guidance/fundfundfaq.htm).

7.	Risks (page 19)-A change in currency exchange rates may adversely affect our profitability-Please disclose the percentage of Company assets expected to be invested in foreign securities.

As part of the Risk Factors section on page 16 of the prospectus, the Company discloses the risk that the Company could be exposed to potential adverse changes in currency exchange rates if, among other things, it makes foreign denominated debt investments. However, the Company does not plan to target such investments and thus, is unable to provide any further disclosure. It should also be noted that the Company discloses on pages 4 and 38 of the prospectus that, as a business development company, it is prohibited under the 1940 Act from acquiring more than 30% of non-qualifying assets, which includes any investment in a security of an issuer that is not organized and does not have a principal place of business in the United States.

8.
Risks (page 23)-Our Manager’s management fee is based on the amount of our total assets and is payable regardless of our performance. The disclosure states that “the decline in our total assets from such net unrealized depreciation will not reduce our management fee payable to our Manager.” In your response please explain how this is possible given the formula for determining the management fee.

As described on pages 5, 10, 12, 21, 38 and 65 of the prospectus, the management fee is calculated at an annual rate of 0.8% of the Company’s total assets, excluding cash and cash equivalents and net unrealized appreciation or depreciation at the end of the most recently completed fiscal quarter. Accordingly, net unrealized depreciation of the Company’s assets will not reduce the management fee.

9.
Risks (page 28)-Investments in non-investment grade CLO securities may be illiquid-Again, please explain the emphasis on CLO investments, which should only comprise a minimal portion of the Company’s portfolio.

As described in the Company’s response to comment 4 above and as disclosed on the cover page and pages 4, 38 and 40 of the prospectus, the Company’s investments in CLO securities are expected to be limited to 20% of the Company’s total investment portfolio, although under certain market conditions the Company could invest a greater portion of its investment portfolio in CLO securities subject to the Company continuing to hold at least 70% of its total assets in qualifying assets as required under Section 55(a) of the 1940 Act . Therefore, the Company believes that inclusion of this risk factor is appropriate based on the size of the Company’s CLO portfolio as a percentage of its total investment portfolio.

10.
Risks (page 30)-Certain provision in our charter and bylaws could discourage a change of control-The disclosure here states that “Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of our stock. There can be no assurance that this provision will not be amended or eliminated at any time in the future.” Please add disclosure in this section stating that the Staff of the Division of Investment Management has taken the position that a business development company failing to opt out of the Maryland Control Share Acquisition Act acts in a manner inconsistent with Section 18(i) of the Investment Company Act of

1940 (the “Investment Company Act”).  See Boulder Total Return Fund, Inc., SEC No-Action Letter (Nov. 15, 2010). http://www.sec.gov/divisions/investment/noaction/2010.

In response to this comment, the Company has included the following additional disclosure on pages 30 and 85 of the prospectus:

“However, so long as we are a BDC, we will amend our bylaws to be subject to the control share acquisition statute only if our Board of Directors determines that it would be in our best interests based on our determination that our being subject to the control share acquisition statute does not conflict with the 1940 Act.”

11.	Management Services (page 55)-Please disclose if the Manager will be providing significant managerial assistance to portfolio companies.

In response to this comment, the Company has included the following disclosure in the list of management services on page 64 of the prospectus:

“offering to make significant managerial assistance available to each of our eligible portfolio companies, as required by the 1940 Act;”
The Company also notes that the following disclosure appears in the Regulation section on pages 54 and 89 of the prospectus:

“We intend to offer to make significant managerial assistance available to each of our eligible portfolio companies.”

12.
Taxation as a RIC (page 68)-The disclosure states that the Company may acquire equity interests in operating companies that are considered CFCs (controlled foreign corporations). In your response, please inform the staff what percentage of Company assets are expected to be invested in CFCs and whether the Company expects to control any such CFC.

The Company does not expect to purchase a controlling interest in an operating company that is considered a controlled foreign corporation (“CFC”). However, it is possible that the Company could purchase a debt investment in a foreign operating company and, following certain events such as a potential future default by the issuer, the Company could receive an equity interest in such foreign operating company as part of a restructuring of the issuer’s capital structure. In such event, the issuer could be considered a CFC for U.S. federal income tax purposes. The Company does not expect any such investments in an operating company that is considered a CFC to be significant. It is also noted that any investment by the Company in an operating company that is considered a CFC would also constitute a non-qualifying asset under the 70% qualifying asset test under the 1940 Act. Thus, the Company’s investments in CFCs, along with any other non-qualifying assets, are effectively limited to no more than 30% of its total assets.

Accounting Comments

13.
The Notes to the Seed Balance Sheet state that the organizational costs incurred prior to the commencement of the offering will be paid directly by American Capital, Ltd. and the Company will reimburse American Capital for these costs contingent on the commencement of its initial public offering. In your response, please discuss what the contingency is for reimbursement to the Company. Please include in the discussion the costs incurred to date for organizational and offering expenses, the terms of the reimbursement and why the Company feels that an accrual for this repayment is not necessary.

As disclosed in the Notes to the Balance Sheet as of March 31, 2013 on page 101 of the prospectus, all organizational and offering costs incurred prior to the commencement of the offering will be paid directly by American Capital, Ltd. (“American Capital”), and the Company will reimburse American Capital for these costs contingent upon the completion of the IPO. Accordingly, the contingency for reimbursement is the completion of the IPO. Any reimbursement to American Capital ACSF Management, LLC (the “Manager”) or American Capital for such costs would be due immediately after the Company receives any proceeds from an IPO. However, as disclosed in the Company’s Notes to the Balance Sheet as of March 31, 2013 on page 101 of the prospectus, the Manager will be responsible for paying the underwriting commission for the Company’s initial public offering (“IPO”). The Company has added clarifying language in the Notes to the Balance Sheet as of March 31, 2013 on page 101 of the prospectus that the Company will not be required to reimburse the Manager for the underwriting commission.

The Company does not believe an accrual for such costs is necessary on the March 31, 2013 Balance Sheet since the completion of the IPO and thus, the reimbursement for any organizational and offering costs, were not considered probable as of March 31, 2013. Furthermore, the Company does not believe that the disclosure of such contingent costs in the footnotes to the Balance Sheet as of March 31, 2013 would be meaningful to investors because such costs totaled only $58,974 as of March 31, 2013 and as explained below, the Company has included a more recent balance sheet in the prospectus which discloses the amount of the total organizational and offerings costs incurred as of December 18, 2013.

The Company has also included an unaudited interim Balance Sheet as of September 30, 2013 in the prospectus beginning on page 103. The Company did not include an accrual for such costs on the Balance Sheet as of September 30, 2013 since the completion of the IPO and thus, the reimbursement for any organizational and offering costs, were still not considered probable as of September 30, 2013. On the Balance Sheet as of September 30, 2013, the Company did include a financial statement line item for Commitments and Contingencies on the Balance Sheet with a footnote reference to the Notes to Balance Sheet as of September 30, 2013 that discloses the total organization and offering costs incurred through September 30, 2013 of $314,984. In addition, the Company has also disclosed as a Subsequent Event in the Notes to its Balance Sheet as of September 30, 2013, that the total organizational and offering costs incurred through December 18, 2013 was $342,869.

14.
Discuss in your response whether the Company has any known commitments to purchase shares at the seed balance sheet date or through the date of effectiveness, as that may affect the analysis under ASC 450 for contingency disclosures.

The Company did not have any commitments to purchase investment securities as of the balance sheet dates presented in the prospectus. However, as disclosed in the Subsequent Events footnote to the Balance Sheet as of September 30, 2013 and the Schedule of Investments as of December 6, 2013, the Company purchased investment securities subsequent to September 30, 2013 through December 6, 2013.

The Company does not believe any additional contingency disclosures under ASC Topic 450, Contingencies, are required as of the balance sheet dates presented in the prospectus.

In submitting this letter, the Company acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter addresses the Staff’s questions and comments. If we can be of assistance in facilitating the Staff’s review of our responses to the Comment Letter, please contact Cydonii Fairfax at (301) 841-1384 or me at (301) 841-1405. Thank you in advance for your prompt attention to this matter.

Sincerely,

/s/ Samuel A. Flax

Samuel A. Flax
Executive Vice President and Secretary

cc: Richard Baltz, Esq.
Darren Skinner, Esq.